April 20, 2009

Mr. David L. Lambert, Esq.
Deputy General Counsel – Finance/Securities
TD Ameritrade Holding Corporation
6940 Columbia Gateway Dr.
Columbia, Maryland 21046

   **Re:** **TD Ameritrade Holding Corporation**
      **Registration Statement on Form S-4**
      **Filed February 10, 2009**
      **File No. 333-157208**

      **TD Ameritrade Holding Corporation**
      **Form 10-K for the year ended September 30, 2008**
      **File No. 0-49992**
      **Filed November 26, 2008**

      **thinkorswim Group Inc.**
      **Form 10-K for the year ended December 31, 2008**
      **File No. 0-52012**

Dear Mr. Lambert:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. David L. Lambert, Esq.
TD Ameritrade Holding Corporation
April 20, 2009
Page 2

**Registration Statement on Form S-4**

Opinion of UBS Securities LLC, page 30

1.      Refer to the description of the discounted cash flow analysis on pages 35 and 36.
        Rather than disclosing the ranges of multiples, discount rates, and implied present
        values, please revise to provide a table showing complete data at each of the
        points used by UBS, similar to the tables included in the UBS board book.

The Merger Agreement
Amendment and Waiver, page 64

2.      We note your response to prior comment 27.  Please revise further to clarify
        whether you will distribute the Form 8-K disclosure to thinkorswim shareholders
        voting on the merger or notify them that the 8-K has been filed.

thinkorswim Proposal 3 – Exchange Program, page 77

3.      We note your response to prior comment 35, which appears to focus upon the
        relationship between the proposals; however, we continue to believe these are two
        distinct proposals.  As you have stated in your response, Nasdaq Stock Market
        rules would require you to obtain stockholder approval for the option exchange
        program and the addition of a new type of award under the option plan if either of
        these was presented as a stand-alone proposal.  Please revise to present the
        exchange program and the amendment to the 2001 Stock Option Plan as two
        separate proposals.  Provide prominent disclosure in the proxy
        statement/prospectus as well as on the proxy card itself that these two proposals
        are conditioned upon each other.  Refer to the Division of Corporation Finance
        Manual of Publicly Available Telephone Interpretations, Fifth Supplement,
        September 2004.

**TDAMERITRADE Holding Corporation**
**Annual Report on Form 10-K for the fiscal year ended September 30, 2008**

Consolidated Statements of Cash Flows, page 47

4.      We note from your response to our prior comment 51 that the decrease in trust
        deposit accounts resulted from the sweep of client deposit accounts to TD Bank
        USA, N.A.  Please clarify how you accounted for this transaction, and tell us if
        any liability remains on your books.  If not, clarify why these client deposits no
        longer represent a liability to you.

**TDAMERITRADE Definitive Proxy Statement on Schedule 14A filed January 6, 2006**

Annual Incentive Award, page 21

5.      We note that the compensation committee exercised negative discretion in reducing the cash incentive amounts to certain key executives. Please explain to us the factors the committee considered and how those factors corresponded to the actual amounts paid. Confirm that you will make similar disclosures in future filings, as applicable.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Michael S. Ringler, Esq.
*Via facsimile*